UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                                COHO ENERGY, INC.
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                              (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
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                       (Title of Class of Securities)

                                    192481208
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                               (CUSIP Number)

     KENNETH MAIMAN, ESQ.                     ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                    ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                          NEW YORK, NY 10004
       (973) 701-7000                              (212) 859-8000
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               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                 August 10, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 192481208

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           5,351,611

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,351,611

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,351,611

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.59%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 192481208

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           5,351,611

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,351,611

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,351,611

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.59%

14  TYPE OF REPORTING PERSON*

    IN

     This Amendment No. 1 ("Amendement No. 1"), filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David
A. Tepper ("Mr. Tepper" and, together with the Manager, the "Reporting Persons"), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2000 (the "Schedule 13D"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of Coho Energy, Inc., a Texas Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended to add the following:

     Pursuant to the terms of the Company's Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of Texas pursuant to an order entered on March 20, 2000, the Purchasers are entitled to designate two directors to serve on the Company's board of directors. The Purchasers designated James Bolin, Vice President and Secretary of API, and Ronald Goldstein, Vice President and Chief Financial Officer of the Manager, to serve as two of the directors on the Company's board of directors. On August 10, 2001, James Bolin and Ronald Goldstein advised the Company that they were resigning, effective immediately, as directors of the Company. Pursuant to the Company's Plan of Reorganization, the Purchasers are entitled to fill the vacancies on the Company's board of directors created by the resignations of Mr. Bolin and Mr. Goldstein but, as of the date of this Amendment No. 1, the Purchasers have not determined to designate replacements for either Mr. Bolin or Mr. Goldstein to serve on the Company's board of directors.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended as follows:

     Based upon information disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2001, as of May 11, 2001, there were a total of 18,714,175 shares of Common Stock issued or required to be issued by the Company. Therefore, the Reporting Persons' beneficial ownership of shares constitutes approximately 28.59% of the issued an outstanding Common Stock.

     (a) (b) The Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 5,351,611 shares of Common Stock.

     (c) Neither of the Reporting Persons has effected any transactions in the Common Stock during the sixty days preceding the date of this Amendment No. 1.

     (d)  Not applicable.

     (e)  Not applicable.



Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 10, 2001
                         Appaloosa Management L.P.
                         By:  Appaloosa Partners Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper
                              --------------------------------
                              Name:  David A. Tepper
                              Title:  President



                              /s/ David A. Tepper
                              --------------------------------
                              David A. Tepper